Exhibit 99.1

China Yuchai International Announces Unaudited

Second Quarter 2016 Financial Results

SINGAPORE, Singapore – August 11, 2016 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on-road and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the second quarter and first six months ended June 30, 2016. The financial information presented herein for the second quarter of 2016 and 2015 is reported using International Financial Reporting Standards as issued by the International Accounting Standards Board.

Financial highlights for the second quarter of 2016

•	Revenue was RMB 3.7 billion (US$552.4 million) compared with RMB 4.1 billion in the second quarter of 2015;

•	Gross profit was RMB 710.4 million (US$107.1 million), a 19.4% gross margin compared with RMB 837.2 million and a gross margin of 20.3% in the second quarter of 2015;

•	Operating margin was 6.6% compared with 8.3% in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders was RMB 123.7 million (US$18.7 million) compared with RMB 176.4 million in the second quarter of 2015;

•	Earnings per share was RMB 3.15 (US$0.47) compared with RMB 4.62 for the same quarter in 2015;

•	Total number of engines sold was 87,791 units compared with 115,208 units in the second quarter of 2015.

Unaudited Second Quarter 2016 Results

Revenue for the second quarter of 2016 declined 11.1% to RMB 3.7 billion (US$552.4 million) compared to RMB 4.1 billion in the second quarter of 2015.

The total number of engines sold by GYMCL during the second quarter of 2016 was 87,791 units, compared with 115,208 units in the same quarter of 2015, a reduction of 23.8%. The decrease was due to the general slowdown in the Chinese economy, increased competition as well as the resultant impact from the transition to Tier 3 emission standards in the off-highway segment. The Company’s sales in marine segment increased as compared with the same quarter of 2015. The Company’s decline in net revenue was less than the decline in unit sales due to a higher average selling price resulting from a greater proportion of higher-priced National IV and V engines sold in the second quarter of 2016.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”) (excluding sales of gasoline powered and electric vehicles), in the second quarter of 2016, sales of buses declined by 8.5% led by a 21.8% decrease in heavy-duty bus sales while truck sales increased by 6.7%. According to CAAM, in the second quarter of 2016, sales of commercial vehicles (excluding sales of gasoline powered and electric vehicles) increased by 4.5% compared to the same quarter in 2015 and sales of electric commercial vehicles continued to grow strongly year-on-year which impacted GYMCL’s sales in the bus segment.

Gross profit decreased 15.1% to RMB 710.4 million (US$107.1 million) compared with RMB 837.2 million in the second quarter of 2015. Gross margin was 19.4% in the second quarter of 2016 compared with 20.3% a year ago. The decreases were mainly attributable to lower unit sales and higher cost of goods sold during the quarter.

Other operating income was RMB 16.1 million (US$2.4 million), compared with RMB 16.5 million in the second quarter of 2015.

Research and development (“R&D”) expenses were RMB 139.6 million (US$21.1 million) compared with RMB 138.9 million in the second quarter of 2015. The Company continued with its research and development of new engine products compliant with National V and VI emission standards for the truck and bus segments, and its expansion of Tier 3 off-road product offerings. The Company also continued with its initiatives to improve engine performance and quality. As a percentage of revenue, R&D spending increased to 3.8% compared with 3.4% in the second quarter of 2015.

Selling, general and administrative (“SG&A”) expenses decreased 8.1% to RMB 343.9 million (US$51.9 million) from RMB 374.1 million in the second quarter of 2015. The decline of RMB 30.2 million primarily resulted from lower unit sales in the second quarter of 2016. SG&A expenses represented 9.4% of revenue compared with 9.1% in the same quarter a year ago.

Operating profit decreased 28.7% to RMB 243.0 million (US$36.6 million) from RMB 340.7 million in the second quarter of 2015. The decrease of RMB 97.7 million was mainly due to lower revenue. The operating margin was 6.6% compared with 8.3% in the second quarter of 2015.

Finance costs decreased 29.9% to RMB 20.9 million (US$3.1 million) from RMB 29.8 million in the second quarter of 2015, a decrease of RMB 8.9 million. Lower finance costs mainly resulted from a reduction in borrowings and lower borrowing costs. As of June 30, 2016, short- and long-term loans and borrowings were RMB 870.6 million (US$131.3 million), compared with RMB 2.6 billion at the end of the first quarter of 2016 and RMB 2.5 billion at the end of 2015.

For the quarter ended June 30, 2016, total net profit attributable to China Yuchai’s shareholders was RMB 123.7 million (US$18.7 million), or earnings per share of RMB 3.15 (US$0.47), compared with RMB 176.4 million, or earnings per share of RMB 4.62 in the same quarter in 2015.

The earnings per share in the second quarter of 2016 was based on a weighted average of 39,329,412 shares compared with earnings per share in the second quarter of 2015 which was based on a weighted average of 38,195,706 shares. In June 2016, a total of 1,413,760 new shares were issued to shareholders who elected to receive shares in lieu of a dividend in cash.

Financial highlights for the first six months ended June 30, 2016

•	Revenue was RMB 7.0 billion (US$1.1 billion) compared with RMB 7.8 billion in the same period last year;

•	Gross profit was RMB 1.3 billion (US$198.3 million), an 18.7% gross margin, compared with RMB 1.5 billion and a gross margin of 19.4% in the first six months of 2015;

•	Operating profit was RMB 426.8 million (US$64.4 million) compared with RMB 568.8 million in the same period in 2015;

•	Earnings per share decreased to RMB 5.42 (US$0.82) from RMB 7.38 in the same period a year ago;

•	Total number of engines sold was 178,562 units compared with 220,254 units in the same period of 2015.

Revenue decreased by RMB 758.7 million or 9.7% to RMB 7.0 billion (US$1.1 billion) compared with RMB 7.8 billion in the same period last year.

The total number of engines sold by GYMCL in the first half of 2016 was 178,562 units, compared with 220,254 units in the same period of 2015, a reduction of 18.9%. The decrease was due to the general slowdown in the Chinese economy, increased competition as well as the resultant impact from the transition to Tier 3 emission standards in the off-highway segment. Sales of electric commercial vehicles in the first half of 2016 grew strongly year-on-year which impacted GYMCL’s sales in the bus segment. However, GYMCL’s export and marine segment sales increased compared with the first half of 2015.

Gross profit was RMB 1.3 billion (US$198.3 million) compared with RMB 1.5 billion in the same period last year. Gross margin decreased to 18.7% as compared with 19.4% a year ago. These decreases were mainly attributable to lower unit sales.

Other operating income was RMB 39.4 million (US$5.9 million), an increase of RMB 21.4 million from RMB 18.0 million in the same period last year. This increase was mainly due to unrealized foreign exchange revaluation gains and higher interest income from bank deposits.

Research and development (“R&D”) expenses were RMB 239.2 million (US$36.1 million) compared with RMB 252.2 million in the same period in 2015, a decrease of 5.1%. R&D expenses were mainly related to the research and development of new engine products compliant with National V and VI emission standards for the truck and bus segments, and expansion of Tier 3 off-road product offerings. The Company also continued with its initiatives to improve engine performance and quality. As a percentage of revenue, R&D spending was 3.4% in the first six months of 2016 compared with 3.2% in the same period in 2015.

Selling, general & administrative (“SG&A”) expenses decreased to RMB 688.1 million (US$103.8 million) from RMB 708.6 million in the same period in 2015, a decrease of RMB 20.5 million or 2.9%. The decrease was mainly due to lower unit sales in the first six months of 2016 as compared with the same period in 2015. SG&A expenses represented 9.8% of revenue for the first six months of 2016, compared with 9.1% in the same period last year.

Operating profit decreased to RMB 426.8 million (US$64.4 million) from RMB 568.8 million in the same period in 2015. The decrease was mainly due to lower unit sales. The operating margin was 6.1% compared with 7.3% in the same period last year.

Finance costs declined to RMB 49.9 million (US$7.5 million) from RMB 63.4 million in the same period last year, a decrease of RMB 13.5 million or 21.3%. Lower finance costs mainly resulted from a reduction in borrowings and lower borrowing costs.

The Company’s share in the loss of joint ventures was RMB 4.9 million (US$0.7 million) compared with a loss of RMB 13.3 million in the same period in 2015.

For the six months ended June 30, 2016, total net profit attributable to China Yuchai’s shareholders was RMB 212.9 million (US$32.1 million), or earnings per share of RMB 5.42 (US$0.82), compared with RMB 281.8 million, or earnings per share of RMB 7.38 in the same period in 2015.

Balance Sheet Highlights as at June 30, 2016

•	Cash and bank balances were RMB 3.7 billion (US$552.7 million) compared with RMB 3.8 billion at the end of 2015;

•	Trade and bills receivables were RMB 6.7 billion (US$1.0 billion) compared with RMB 7.2 billion at the end of 2015;

•	Short-term and long-term loans and borrowings were RMB 870.6 million (US$131.3 million), compared with RMB 2.5 billion at the end of 2015;

•	Inventories were RMB 1.5 billion (US$228.9 million), compared with RMB 1.7 billion at the end of 2015;

•	Trade and bills payables was RMB 4.6 billion (US$686.8 million) compared with RMB 3.8 billion at the end of 2015.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “Our results in the second quarter of 2016 reflect the continuing slower economic growth in China, adverse headwinds in several key markets and the impact of certain government regulations on our business. Despite these challenges, we have maintained our profitability, continued to introduce advanced new engines, implemented additional cost controls, and strengthened our balance sheet.”

“We will continue to focus on expanding our broad portfolio for both on- and off-road applications to meet the diversified needs of all our customers, and to protect and improve our financial strength,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.6312 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2016. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2016 or at any other date.

Unaudited Second Quarter 2016 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 11, 2016. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Dr. Thomas Phung respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 50566156 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2015, GYMCL sold 364,567 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Dixon Chen

Tel: +1-646-726-6511

Email: cyd@bluefocus.com

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